Exhibit 99.1

Hailiang Education Announces Appointment of Mr. Jianguo Yu as Chief Financial Officer

HANGZHOU, China, November 6, 2017/PRNewswire/ — Hailiang Education Group Inc. (NASDAQ: HLG) (“Hailiang Education” or the “Company”), a provider of private primary and high school educational services in China, today announced the appointment of Mr. Jianguo Yu as its new Chief Financial Officer (CFO), succeeding Mr. Hancheng Lee, effective November 3, 2017. Mr. Lee will remain available and work in the Company’s finance department to assist the new CFO during the transition.

Mr. Jianguo Yu, who is a licensed California Certified Public Accountant and a Certified International Certified Internal Auditor, has over 20 years of successful track record in audit and management in the U.S., and is especially proficient in Generally Accepted Accounting Principles (GAAP). He has previously successively served at Sunrider Corporation as a senior auditor, served PricewaterhouseCoopers as a senior auditor as well as served Warner Bros. Records Inc. as a corporate accountant. His rich practical experience will greatly improve the Company’s financial management and internal control, and establish a better relationship with investors and partners aboard.

Mr. Ming Wang, Chairman and Chief Executive Officer of Hailiang Education, commented, “On behalf of the entire company and our Board of Directors, we thank Hancheng for his valuable service. He has been a valuable member of the management team and has made a huge contribution to the success of our business. I believe he will be a great help in assisting the new CFO and make more contribution by working in our finance department in the future.”

Mr. Jianguo Yu, the onboarding Chief Financial Officer of Hailiang Education, continued, “I am very excited to lead the finance department at Hailiang Education. I am very familiar with the Company and very supportive of its strategic development plans. With the fast expansion of Hailiang Education, the finance department plays a critical role in the bigger and stronger Hailiang Education and I am ready to bring the financial discipline and leadership necessary to deliver the growth our employees and shareholders expect.”

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary and high school educational services providers in China. The Company focuses closely on the school-running target of providing best quality, unique and internationalized education, dedicates to provide students with high quality of primary, high school and international educational services as well as values the quality of students’ life, study and development. Meanwhile, Hailiang Education educates students according to their aptitudes, devoting to improve students’ study ability, cultural accomplishments and international perspectives. Multilingual teaching are available in Hailiang Education, including Chinese, English, Spanish, Japanese, Korean, French, etc. Also, Hailiang Education launches various diversified high quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education commits to make great efforts to offer students more opportunities of wining places at well-known domestic or international universities to pursue further education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s business strategies and initiatives as well as the Company’s business plans; the Company’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; trends and competition in the education industry in China; general economic and business conditions in China; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Mr. Auto Yau

Board Secretary

Hailiang Education Group Inc.

Phone: +86-571-5812-1974

Email: ir@hailiangeducation.com

Ms. Tina Xiao

President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com